UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment     )*

Seaspan Corporation
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
Series C Preferred Shares, par value $0.01 per share
 (Title of Class of Securities)

Y75638109
(CUSIP Number)

Gerry Yougui Wang
c/o Gerry Wang Family Enterprises Limited
1401 Jardine House,
One Connaught Place,
Central, Hong Kong
Telephone: +852 2160 5100

With a copy to:

Paul Strecker
Shearman & Sterling
12th Floor, Gloucester Tower
15 Queen’s Road Central
Hong Kong
Telephone: +852 2978 8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y75638109	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerry Wang Family Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 534,233 Class A Common Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 534,233 Class A Common Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,233 Class A Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54% of Class A Common Shares
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. Y75638109	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerry Yougui Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,226,529 Class A Common Shares 3,000 Series C Preferred Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,226,529 Class A Common Shares 3,000 Series C Preferred Shares
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,226,529 Class A Common Shares 3,000 Series C Preferred Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.27% of Class A Common Shares 0.02% of Series C Preferred Shares
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A common shares, par value $0.01 per share (the “Common Shares”) and Series C preferred shares, par value $0.01 per share (the “Series C Preferred Shares”), of Seaspan Corporation, a company organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The principal executive offices of the Issuer are located at Unit 2, 7th Floor, Bupa Center, 141 Connaught Road West, Hong Kong, China.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Gerry Wang Family Enterprises Limited (“GW Family Enterprises”) and Gerry Yougui Wang (“Mr. Wang”, and together with GW Family Enterprises, the “Reporting Persons”).

 (b) The address of the principal business office of the Reporting Persons is Suite 1401 Jardine House, 1 Connaught Place, Central, Hong Kong.

 (c) GW Family Enterprises is an investment holding company and controlled by Mr. Wang. The directors of GW Family Enterprises are Mr. Wang and Cathy Xuejing Ma (“Ms. Ma”).  Mr. Wang is the chief executive officer and co-chairman of the Issuer. Chea Nei TEOH (“Ms. TEOH”) is the company secretary of GW Family Enterprises. Ms. TEOH also serves as an executive assistant at Tiger Ventures Limited, a Hong Kong company with its principal business office located at Suite 1401 Jardine House, 1 Connaught Place, Central, Hong Kong. Other than the company secretary, GW Family Enterprises does not have any officers.

(d)-(e) None of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, the executive officers or directors of GW Family Enterprises has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) GW Family Enterprises is incorporated in Hong Kong. Mr. Wang is a citizen of Canada. Ms. Ma is a citizen of Canada. Ms. TEOH is a citizen of Malaysia and a permanent resident of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

On May 17, 2016, Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust, The Kevin Lee Washington 2014 Trust, Kyle R. Washington (collectively “Washington Parties”), Tiger Container Shipping Company Limited (“Tiger”), Graham Porter (“Mr. Porter”) and the Reporting Persons (collectively “Tiger Parties”) entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which, Washington Parties and Tiger Parties agreed certain rights and obligations with respect to, among other things, the voting and transfer of the Common Shares of the Issuer now owned or thereafter acquired by them.

By virtue of the agreement among Washington Parties and Tiger Parties regarding the voting of the Common Shares for the nomination and selection of the members of the board of directors of the Issuer as provided for in Sections 2.01 and 2.02 of the Shareholders Agreement, the Reporting Persons may be deemed to share voting power with respect to, and therefore beneficially own, 57,574,875.606 Common Shares beneficially owned in the aggregate by Washington Parties, Tiger and Mr. Porter, in addition to 2,226,529 Common Shares beneficially owned by the Reporting Persons and disclosed herein. The Reporting Persons disclaim beneficial ownership of 57,574,875.606 Common Shares beneficially owned by Washington Parties, Tiger and Mr. Porter for all purposes except as to shared voting power for the nomination and selection of the members of the board of directors of the Issuer as provided for in Sections 2.01 and 2.02 of the Shareholders Agreement. As a result of such shared voting power, the Reporting Persons may also be deemed to comprise a “group” within the meaning of Rule 13d-5(b) under the Exchange Act with Washington Parties, Tiger and Mr. Porter. The Reporting Persons expressly disclaim membership in such a group except as to shared voting power to the extent provided for in Sections 2.01 and 2.02 of the Shareholders Agreement.

The description of the Shareholders Agreement in this Item 4 is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit B, and is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Common Shares and Series C Preferred Shares for investment purposes. Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following table sets forth the beneficial ownership of the Issuer’s Common Shares and Series C Preferred Shares for each of the Reporting Persons as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percentage of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
GW Family Enterprises(4)	534,233 Common Shares	0.54%(2)	534,233 Common Shares	0	534,233 Common Shares	0
Mr. Wang(5)	2,226,529 Common Shares	2.27%(2)	2,226,529 Common Shares	0	2,226,529 Common Shares	0

	3,000 Series C Preferred Shares	0.02%(3)	3,000 Series C Preferred Shares	0	3,000 Series C Preferred Shares	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2)
Percentage of beneficial ownership of each Reporting Person is based on 98,268,307 Common Shares issued and outstanding as of March 31, 2016 as provided in the report on Form 6-K for the quarter ended March 31, 2016 filed with the SEC by the Issuer on April 26, 2016.

(3)
Percentage of beneficial ownership of Mr. Wang is based on 13,321,774 Series C Preferred Shares issued and outstanding as of March 31, 2016 as provided in the report on Form 6-K for the quarter ended March 31, 2016 filed with the SEC by the Issuer on April 26, 2016.

(4)	534,233 Common Shares are owned directly by GW Family Enterprises.

(5)
Includes (i) 1,692,296 Common Shares owned directly by Mr. Wang, (ii) 534,233 Common Shares beneficially owned by Mr. Wang through GW Family Enterprises which is controlled by Mr. Wang, and (iii) 3,000 Series C Preferred Shares owned directly by Mr. Wang. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Wang may be deemed to beneficially own all of the Common Shares held by GW Family Enterprises.

The information set forth in the second paragraph of Item 4 of this statement is incorporated herein by reference in its entirety.

(c) None of the Reporting Persons has effected any transactions in the Common Shares or Series C Preferred Shares during the last 60 days.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Series C Preferred Shares referred to in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated May 18, 2016, by and among the Reporting Persons.

B
Shareholders Agreement, dated May 17, 2016, by and among Deep Water Holdings, LLC, The Kyle Roy Washington 2014 Trust, Kyle Roy Washington 2005 Irrevocable Trust, The Kevin Lee Washington 2014 Trust, Kyle R. Washington, Tiger Container Shipping Company Limited, Graham Porter, Gerry Wang Family Enterprises Limited and Gerry Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2016

GERRY WANG FAMILY ENTERPRISES LIMITED

By:	/s/ Gerry Yougui Wang
Name:	Gerry Yougui Wang
Title:	Authorized Person

GERRY YOUGUI WANG

By:	/s/ Gerry Yougui Wang